# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Antelope Enterprise Holdings Ltd, CIK 0001470683
CUSIP: G041JN130
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: THE EMPIRE STATE BUILDING, 350 FIFTH AVENUE, SUITE 7540, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001828963

## Reporting persons
- Atlas Sciences, LLc: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 103,723; shared voting power 0; sole dispositive power 103,723; shared dispositive power 0; aggregate amount beneficially owned 103,723 (8.5% of the class)
  Comment: Based on 1,216,392 Class A Ordinary Shares outstanding as of April 29, 2025.
- Iliad Research & Trading, L.P.: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 103,723; shared voting power 0; sole dispositive power 103,723; shared dispositive power 0; aggregate amount beneficially owned 103,723 (8.5% of the class)
  Comment: Based on 1,216,392 Class A Ordinary Shares outstanding as of April 29, 2025.
- Iliad Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 103,723; shared voting power 0; sole dispositive power 103,723; shared dispositive power 0; aggregate amount beneficially owned 103,723 (8.5% of the class)
  Comment: Based on 1,216,392 Class A Ordinary Shares outstanding as of April 29, 2025.
- Fife Trading, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 103,723; shared voting power 0; sole dispositive power 103,723; shared dispositive power 0; aggregate amount beneficially owned 103,723 (8.5% of the class)
  Comment: Based on 1,216,392 Class A Ordinary Shares outstanding as of April 29, 2025.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 103,723; shared voting power 0; sole dispositive power 103,723; shared dispositive power 0; aggregate amount beneficially owned 103,723 (8.5% of the class)
  Comment: Based on 1,216,392 Class A Ordinary Shares outstanding as of April 29, 2025.

## Item 1. Issuer
Name of issuer: Antelope Enterprise Holdings Ltd
Address of issuer's principal executive offices: THE EMPIRE STATE BUILDING, 350 FIFTH AVENUE, SUITE 7540, NEW YORK, NEW YORK, 10118

## Item 2. Person Filing
Name of person filing: This report is filed by Atlas Sciences, LLC, Iliad Research and Trading, LP, Iliad Management LLC, Fife Trading, LP, and John M. Fife with respect to the shares of Class A Ordinary Shares of the Issuer that are directly beneficially owned by Atlas Sciences LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040
Chicago, IL 60601
Citizenship:
Atlas Sciences LLC is a Utah limited liability company.
Iliad Research and Trading, LP is a Utah limited partnership.
Iliad Management, LLC is a Delaware limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 103,723
Percent of class: 8.5%
Sole power to vote or to direct the vote: 103,723
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 103,723
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Atlas Sciences, LLc: John Fife, President (05/14/2025)
- Iliad Research & Trading, L.P.: John Fife, President (05/14/2025)
- Iliad Management, LLC: John Fife, President (05/14/2025)
- Fife Trading, Inc.: John Fife, President (05/14/2025)
- John M Fife: John Fife, John Fife (05/14/2025)